Underwriting Agreement
February 9, 2009
Precision Drilling Trust
Precision Drilling Corporation
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

Attention:	Douglas J. Strong
Chief Financial Officer
RBC Dominion Securities Inc. and Deutsche Bank Securities Inc., as co-lead underwriters (the "Co-Lead Underwriters”), and TD Securities Inc., HSBC Securities (Canada) Inc., Cormark Securities Inc., FirstEnergy Capital Corp. and Tristone Capital Inc. (together with the Co-Lead Underwriters, the “Underwriters” and each an “Underwriter”) understand that Precision Drilling Trust (the "Trust”) proposes to issue and sell 46,000,000 Trust Units (as hereinafter defined) (the “Firm Securities”). Upon the terms and subject to the conditions contained herein, the Underwriters hereby severally, but not jointly, agree to purchase from the Trust, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all, of the Firm Securities at a price of U.S.$3.75 per Firm Security (the “Offering Price”), being an aggregate purchase price of U.S.$172,500,000.00.
Upon the terms and subject to the conditions contained herein, the Trust hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 6,900,000 Trust Units (the “Option Securities”) at a price of U.S.$3.75 per Option Security to cover over-allotments, if any, in the sale of the Firm Securities. The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m. (Calgary time) on the 30th day after the Closing Date (as hereinafter defined) by written notice from the Co-Lead Underwriters to the Trust, setting forth the aggregate number of Option Securities to be purchased. If the Over-Allotment Option is exercised, the number of Option Securities specified in the notice shall be purchased by the Underwriters, severally, but not jointly, in the same proportion as their respective obligations to purchase the Firm Securities as set forth in Article 14 hereof. Option Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the sale of the Firm Securities. The Firm Securities and the Option Securities (to the extent the Over-Allotment Option is exercised as described above) are hereinafter referred to as the “Purchased Securities”.
We understand that the Trust has filed the Base Prospectus (as hereinafter defined) and the Canadian Preliminary Prospectus (as hereinafter defined) relating to the qualification for distribution of Securities (as hereinafter defined) in each of the Provinces (as hereinafter defined), and a Registration Statement (as hereinafter defined) relating to the offer and sale of Securities in the United States, and is prepared:
(i)	to authorize and issue the Purchased Securities; and

(ii)	to prepare and file, without delay, (A) a final prospectus supplement and all necessary related documents in order to qualify the distribution of the Purchased Securities in each of the Provinces, and (B) a final prospectus supplement in relation to the Purchased Securities with the SEC (as hereinafter defined).
In consideration of the Underwriters’ agreement to purchase the Firm Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the Trust and the Corporation (as hereinafter defined) and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay to the Underwriters at the Closing Time or the Option Closing Time (as hereinafter defined), as the case may be, a fee (the “Underwriting Fee”) equal to 4.0% of the aggregate purchase price for the Firm Securities (being an aggregate fee with respect to the Firm Securities of U.S.$6,900,000) and the Option Securities purchased by the Underwriters.
The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.
The agreement resulting from the acceptance of this letter by the Trust and the Corporation (herein referred to as “this Agreement”) shall be subject to the following additional terms and conditions:
Article 1
Definitions
1.1 In this Agreement:
“BAR” means the amended business acquisition report of the Trust in respect of the acquisition of Grey Wolf, dated February 9, 2009 and filed by the Trust on SEDAR;
“Base Prospectus” means the English and French language versions (unless the context indicates otherwise) of the (final) short form base shelf prospectus of the Trust dated February 4, 2009 filed with the Securities Commissions in connection with the qualification for distribution of the Securities in each of the Provinces and, unless the context otherwise requires, includes all documents incorporated therein by reference;
“Canadian Preliminary Prospectus” means the English and French language versions of the preliminary prospectus supplement of the Trust, that excludes certain pricing information, filed with the Securities Commissions on the date hereof, together with the Base Prospectus;
“Canadian Prospectus” means the Canadian Preliminary Prospectus until such time as the Prospectus Supplement is filed with the Securities Commissions, after which time the “Canadian Prospectus” shall mean, collectively, the Base Prospectus and the Prospectus Supplement; together in each case with all documents incorporated therein by reference;
“Closing Date” means February 18, 2009 or such other date as the Co-Lead Underwriters and the Trust may agree upon in writing, acting reasonably, but in any event not later than February 27, 2009;

“Closing Time” means 6:30 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Co-Lead Underwriters and the Trust may agree upon;
“Code” means the Internal Revenue Code of 1986, as amended;
“Co-Lead Underwriters” has the meaning specified in the first paragraph of this Agreement;
“Corporation” means Precision Drilling Corporation;
“Disclosure Package” means, collectively, (i) the U.S. Pricing Prospectus, (ii) the Issuer Free Writing Prospectuses, if any, identified in Annex D hereto, (iii) the information listed in Annex E hereto, and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;
“distribution” has the meaning attributed thereto under applicable Securities Laws;
“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;
“Environmental Laws” shall mean any Canadian, United States and other applicable domestic, foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;
“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;
“FCPA” has the meaning specified in section 7.1(uu);
“Final Receipt” has the meaning specified in section 2.1(a);
“Financial Information” means, collectively, the Precision Financial Information and the Grey Wolf Financial Information;
“Firm Securities” has the meaning specified in the first paragraph of this Agreement;
“Form F-10” means Form F-10 under the U.S. Securities Act;
“Form F-X” has the meaning specified in section 2.1(b);
“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;
“Grey Wolf” means Grey Wolf, Inc.;

“Grey Wolf Convertible Notes” means, collectively, the Floating Rate Contingent Convertible Senior Notes Due 2024 and 3.75% Contingent Convertible Senior Notes Due 2023 issued by Grey Wolf, which have been assumed by Lobos;
“Grey Wolf Financial Information” means, collectively:
(a)	the audited consolidated financial statements of Grey Wolf as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 including the auditors’ report thereon and the notes in respect thereof (including the reconciliation of such financial statements to Canadian generally accepted accounting principles); and

(b)	the unaudited interim comparative consolidated financial statements of Grey Wolf as at September 30, 2008 and for the three and nine month period ended September 30, 2008 and 2007 including the notes in respect thereof (including the reconciliation of such financial statements to Canadian generally accepted accounting principles);
“Income Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;
“Initial Sale Time” has the meaning set forth in section 3.3(c);
“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;
“Lobos” means Precision Drilling Oilfield Services Corporation (formerly Precision Lobos Corporation);
“material” or “materially”, when used in relation to the Trust, means material in relation to the Trust and its Subsidiaries taken as a whole;
“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Securities Laws;
“Material Subsidiaries” means a Subsidiary of the Trust; provided however, such term shall not include a Subsidiary if the amount of the Trust’s share (based on its percentage ownership of voting interests of such Subsidiary) of the total assets or total revenues of such Subsidiary does not exceed 10% of the consolidated assets of the Trust or the consolidated revenues of the Trust in each case as at and for the period ending on the date of the most recent audited financial statements of the Trust, provided further that Lobos shall be a Material Subsidiary;
“Money Laundering Laws” has the meaning specified in section 7.1(ss);
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions adopted by the Securities Commissions in respect of shelf prospectus distributions;
“NI 52-107” means National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency adopted by the Securities Commissions;
“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions;
“NYSE” means the New York Stock Exchange;
“OFAC” has the meaning specified in section 7.1(tt);
“Offering Price” has the meaning specified in the first paragraph of this Agreement;
“Option Closing Date” has the meaning specified in section 8.2;
“Option Securities” has the meaning specified in the second paragraph of this Agreement;
“Over-Allotment Option” has the meaning specified in the second paragraph of this Agreement;
“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than the Ontario Securities Commission) and NP 11-202;
“PDLP” means Precision Drilling Limited Partnership;
“PDLP Exchangeable Units” means the Class B limited partnership units of PDLP that are exchangeable for Trust Units on a one-for-one basis;
“Precision Declaration of Trust” means the declaration of trust of the Trust dated as of September 22, 2005 between Robert J.S. Gibson, H. Garth Wiggins and Patrick M. Murray, as first trustees, and Brian E. Roberts, as initial unitholder;
“Precision Financial Information” means, collectively:
(a)	the audited comparative consolidated financial statements of the Trust as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 including the auditors’ report thereon and the notes in respect thereof;

(b)	the unaudited interim comparative consolidated financial statements of the Trust as at September 30, 2008 and for the three and nine month period ended September 30, 2008 and 2007 including the notes in respect thereof (the “Interim Financial Statements”); and

(c)	the reconciliation of the Interim Financial Statements to United States generally accepted accounting principles;

“Precision Reports” has the meaning specified in section 7.1(n);
“Precision Special Voting Unit” means the special voting unit of the Trust, as presently constituted, authorized and issued pursuant to the Precision Declaration of Trust;
“Prospectus Amendment” means the English and French language versions (unless the context otherwise indicates) of any amendment to, or amended and restated version of, the Canadian Prospectus or any portion thereof that is filed with the Securities Commissions prior to the conclusion of the distribution of the Purchased Securities (including, for greater certainty, any additional prospectus supplement filed in respect of the Base Prospectus in connection with this Offering), other than merely by incorporation by reference of Subsequent Disclosure Documents;
“Prospectus Supplement” means the English and French language versions of the prospectus supplement of the Trust to be filed with the Securities Commissions, which, together with the Base Prospectus, will qualify the distribution of the Purchased Securities in each of the Provinces;
“Provinces” means all of the provinces of Canada;
“Public Record” means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Base Prospectus, all documents which are, or are deemed to be, incorporated by reference in the Base Prospectus or the U.S. Base Prospectus and any other information filed with the Securities Commissions in compliance or intended compliance with any Securities Laws;
“Purchased Securities” has the meaning specified in the second paragraph of this Agreement;
“Registration Statement” means, collectively, the various parts of the registration statement of the Trust filed on Form F-10 (File No. 333-156844), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Trust Units that is filed with the SEC and deemed part of such registration statement;
“SEC” means the United States Securities and Exchange Commission;
“Securities” means Trust Units, debt securities of the Trust, and subscription receipts and warrants exercisable to acquire Trust Units or debt securities of the Trust, as the case may be;
“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Provinces;
“Securities Laws” means the securities acts or similar statutes of each of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;
“Selling Firms” has the meaning specified in section 5.1(a);

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;
“SOX” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder;
“Subsequent Disclosure Documents” means any financial statements (including reconciliations of generally accepted accounting principles), management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents filed by the Trust after the Execution Time which are, or are deemed to be, incorporated by reference into the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment;
“Subsidiary” means a “subsidiary” as defined in the Canada Business Corporations Act or, with respect to an entity other than a corporation, means an entity in which the Trust directly or indirectly owns not less than 50% of the voting, capital or income interests and, for greater certainty, includes Lobos and each of its Subsidiaries;
“Translated Financial Information” has the meaning specified in section 3.1(f) of this Agreement;
“Trust” means Precision Drilling Trust;
“Trust Units” means the trust units of the Trust;
“TSX” means the Toronto Stock Exchange;
“Underwriters” has the meaning specified in the first paragraph of this Agreement;
“Underwriting Fee” has the meaning specified in the fourth paragraph of this Agreement;
“Unitholders” means the holders from time to time of Trust Units;
“U.S. Base Prospectus” means the prospectus included in the Registration Statement at the time it became effective (including the documents incorporated by reference therein);
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“U.S. Final Prospectus” means the U.S. Base Prospectus together with the final prospectus supplement relating to the Purchased Securities and including the pricing information omitted from the U.S. Preliminary Prospectus in the form first filed with the SEC pursuant to General Instruction II.L. of Form F-10 (the “U.S. Prospectus Supplement”);
“U.S. Preliminary Prospectus” means a preliminary prospectus supplement that excludes certain pricing information and is filed with the SEC pursuant to the General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus;
“U.S. Pricing Prospectus” means the U.S. Preliminary Prospectus relating to the Purchased Securities, as amended or supplemented immediately prior to the Initial Sale Time;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and
“2008 Results Release” means the press release of the Trust issued on the date hereof with respect to, among other things, the 2008 annual and fourth quarter financial results of the Trust and the suspension of monthly distributions from the Trust to its unitholders.
Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement, the Canadian Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.
Article 2
Filing of Prospectus Supplement
2.1 The Trust and the Corporation jointly represent, warrant and covenant to and with the Underwriters and acknowledge that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:
(a)	the Trust has relied upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under applicable Securities Laws (in English and, as required, in French), utilizing the Passport System and has obtained a final receipt dated February 5, 2009 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Provinces have been issued (the “Final Receipt”);

(b)	the Trust meets the general eligibility requirements for the use of Form F-10 and has filed the Registration Statement and an amendment thereto in respect of the Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus, each in the form heretofore delivered or to be delivered to the Co-Lead Underwriters, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus contained therein has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Co-Lead Underwriters for delivery by them to each of the other Underwriters; and

(c)	the Canadian Preliminary Prospectus has been filed with the Securities Commissions and no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Trust’s and the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC.
The Trust shall prepare and file as soon as reasonably possible and, in any event, not later than 5:00 p.m. (Calgary time) on February 10, 2009 (or such later date and time as may be agreed to in writing by the Co-Lead Underwriters), the Prospectus Supplement and all such other documents as are required under applicable Securities Laws (in English and in French, as applicable) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Provinces. Concurrent therewith, the Trust shall file the Prospectus Supplement (with such additions thereto and deletions therefrom as are permitted or required by the applicable rules and regulations of the SEC) with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in the United States.
2.2 The Trust and the Corporation agree to allow the Underwriters, prior to the filing of the Prospectus Supplement and any Prospectus Amendment, to participate fully in the preparation of, and approve the form and content of, the Prospectus Supplement and any Prospectus Amendment and such other documents as may be required under the Securities Laws to qualify the distribution of the Purchased Securities in the Provinces and in the United States, and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to:
(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement and any Prospectus Amendment required to be executed by the Underwriters.
2.3 After the filing of the Prospectus Supplement and until the conclusion of the distribution of the Purchased Securities, the Trust and the Corporation shall use their commercially reasonable efforts to take or cause to be taken all steps as may from time to time be necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Purchased Securities in each of the Provinces and the United States; provided, however, that with respect to state securities law qualifications in the United States, the Trust shall not be obligated to file any general consent to service of process or to qualify as a foreign trust or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

Article 3
Delivery of the Prospectus Supplement and Related Documents
3.1 The parties acknowledge that the Trust has delivered to the Co-Lead Underwriters electronic copies of the Canadian Preliminary Prospectus in the form filed with the Securities Commissions. The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:
(a)	copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which have not previously been delivered to the Underwriters;

(b)	copies of the Registration Statement, including the U.S. Base Prospectus, and each amendment thereto, as filed with the SEC and copies of all exhibits and documents filed therewith which have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:
(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by the Securities Laws;

(ii)	copies of the U.S. Final Prospectus filed with the SEC; and

(iii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;
(d)	as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws and any amendment to the Registration Statement;

(e)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Base Prospectus, the U.S. Base Prospectus, the Prospectus Supplement, the U.S. Final Prospectus, the Registration Statement, any Prospectus Amendment or any amendment to any of them which have not been previously delivered to be Underwriters;

(f)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this section 3.1, an opinion or opinions of the Trust’s Québec counsel addressed to the Underwriters and dated the date of each of the Canadian Preliminary Prospectus and the Prospectus Supplement to the effect that, except for selected financial information, the 2008 Results Release, management’s discussion and analysis of financial condition and results of operations, financial statements (including pro forma financial statements) and supplementary data, notes to financial statements (including pro forma financial statements) and auditors’ reports (collectively, the “Translated Financial Information”) contained in or incorporated by reference therein, the Canadian Preliminary Prospectus and the Canadian Prospectus, as applicable, in the French language, together with any document or information in the French language incorporated by reference therein, is in all material respects a complete and proper translation thereof in the English language, and an opinion of the Trust’s auditors or Grey Wolf’s auditors, at the same time or times and substantially to the same effect, in respect of the Translated Financial Information relating to the Trust and Grey Wolf, respectively; and

(g)	at the Execution Time and at the time of filing with the Securities Commissions of the Prospectus Supplement and any Prospectus Amendment,
(i)	a comfort letter from the Trust’s auditors addressed to the Underwriters and dated the date of this Agreement, the Prospectus Supplement or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Trust contained or incorporated by reference in the Canadian Prospectus, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus or any Prospectus Amendment (including, for greater certainty, the 2008 Results Release), which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, and shall reference the Trust’s auditors having read the unaudited consolidated financial statements of the Trust as at and for the year ended December 31, 2008. Such letter shall also state that such auditors are independent public accountants within the meaning of the Securities Laws and the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the financial statements of the Trust included or incorporated by reference in the Canadian Prospectus, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus or any Prospectus Amendment, as the case may be, comply as to form in all material respects with the published accounting requirements of the Securities Laws and the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the Securities Laws and the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC and have been reconciled to U.S. generally accepted accounting principles in accordance with the U.S. Securities Act and rules and regulations thereunder, including the applicable requirements of Form F-10, applied on a consistent basis throughout the periods involved; and

(ii)	a comfort letter from Grey Wolf’s auditors addressed to the Underwriters and dated the date of this Agreement, the Prospectus Supplement or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to Grey Wolf contained or incorporated by reference in the Canadian Prospectus, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus or any Prospectus Amendment, which comfort letter shall be based on a review having a cut-off date of December 19, 2008. Such letter shall also state that such auditors were independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder as of February 28, 2008 and during the period covered by the financial statements on which they reported, and that in their opinion the audited financial statements of Grey Wolf included or incorporated by reference in the Disclosure Package, the Registration Statement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC and have been reconciled to Canadian generally accepted accounting principles in accordance with the requirements of NI 52-107, applied on a consistent basis throughout the periods involved.
3.2 The delivery to the Underwriters of the Canadian Prospectus (including the delivery of the Canadian Preliminary Prospectus prior to the execution of this Agreement) shall constitute a joint and several representation and warranty to the Underwriters by the Trust and the Corporation that:
(a)	the information and statements contained in the Canadian Prospectus and of any documents incorporated therein by reference (except any information and statements relating solely to the Underwriters which has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Trust (on a consolidated basis) and the Purchased Securities; and

(b)	the Canadian Prospectus does not contain a misrepresentation within the meaning of Securities Laws.
Such delivery shall also constitute the consent of the Trust to the use of the Canadian Prospectus by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and the United States.
3.3 The Trust and the Corporation hereby jointly and severally represent, warrant and covenant to the Underwriters as follows:
(a)	the documents incorporated by reference in the Canadian Prospectus, when they were filed with the Securities Commissions and incorporated by reference into the Canadian Prospectus, conformed in all material respects to the requirements of

Securities Laws; the documents included or incorporated by reference in the Registration Statement, the U.S. Pricing Prospectus and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to any applicable requirements of the U.S. Exchange Act and the rules and regulations of the SEC thereunder; and any further documents so filed and incorporated by reference in the Canadian Prospectus, the Registration Statement, the U.S. Pricing Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Securities Laws, or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)	on the Effective Date, the Registration Statement did, and on the date it is first filed and at the Closing Time, the U.S. Final Prospectus will, conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed each of the Base Prospectus and the Canadian Preliminary Prospectus did, and on the date the Prospectus Supplement is filed and at the Closing Time the Canadian Prospectus will, conform in all material respects with the applicable requirements of Securities Laws and the rules and regulations of the Securities Commissions under Securities Laws; the Registration Statement, as of the Effective Date, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein not misleading, and the U.S. Final Prospectus, as of its date, and as of the Closing Time, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Prospectus will not, as of the filing date of the Prospectus Supplement and as of the Closing Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement or the U.S. Final Prospectus;

(c)	as of 7:00 p.m. (Eastern time) on the date of this Agreement (the “Initial Sale Time”), and as of the Closing Time, each of (i) the Disclosure Package and (ii) each electronic road show, if any, when taken together as a whole with the Disclosure Package, did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of any Underwriter specifically for inclusion therein;

(d)	at the earliest time after the filing of the Registration Statement that the Trust or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Purchased Securities, the Trust was not and is not an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Trust be considered an Ineligible Issuer; and

(e)	each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. If there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Trust will notify promptly the Co-Lead Underwriters so that any use of the Disclosure Package and such Issuer Free Writing Prospectus may cease until it is amended or supplemented. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.
Article 4
Commercial Copies of Prospectus Supplement
4.1 The Trust shall deliver to the Underwriters, as soon as practicable, and in any event no later than noon (local time) in Toronto and 4:00 p.m. (local time) in other cities, on the business day following the date of the filing of the Prospectus Supplement with the Securities Commissions, at offices designated by the Underwriters, such number of commercial copies of the Prospectus Supplement and the U.S. Final Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than 4:00 p.m. (Calgary time) on the day prior to the time when the Trust plans to authorize the printing of the commercial copies of the Prospectus Supplement and the U.S. Final Prospectus. The Trust shall, as soon as reasonably possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplement and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.
4.2 The Trust shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to section 4.1, the number of copies of any documents incorporated, or containing information incorporated by reference in the Canadian Prospectus or the U.S. Final Prospectus and of any Subsequent Disclosure Documents or any Prospectus Amendment or amendment to the U.S. Base Prospectus or the U.S. Final Prospectus which the Underwriters may reasonably request from time to time.
Article 5
Distribution of Trust Units
5.1 Each of the Underwriters covenants and agrees with the Trust:
(a)	to offer the Purchased Securities for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”), only in compliance with applicable Securities Laws, upon the terms and subject to the conditions set forth in the Prospectus Supplement or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement; and

(b)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Purchased Securities as soon as possible after the Closing Time.
5.2 After a reasonable effort has been made by the Underwriters to sell all of the Purchased Securities at the Offering Price, the Underwriters may, in order to sell any of the Purchased Securities which remain unsold, subsequently offer the Purchased Securities at a price less than the Offering Price from time to time in compliance with Securities Laws and, specifically in the case of any Purchased Securities offered in the Provinces, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Prospectus Supplement. Any such reduction will not reduce the proceeds received by the Trust from this Offering.
5.3 For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Purchased Securities is qualified in each of the Provinces provided the Prospectus Supplement has been filed with the Securities Commissions and that the Purchased Securities are registered under U.S. federal securities laws unless the Underwriters receive notice to the contrary from the Trust or any applicable securities regulatory authority.
5.4 No Underwriter will be liable to the Trust under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Trust under this Agreement if the Underwriter first mentioned is not itself in violation.
5.5 The Co-Lead Underwriters will notify the Trust when, in their opinion, the Underwriters have ceased distribution of the Purchased Securities and shall, as soon as practicable, provide the Trust with a breakdown in writing of the number of Purchased Securities distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Article 6
Material Changes

6.1 (a)	During the period from the date hereof until the completion of the distribution of the Purchased Securities and at any time when a prospectus relating to the Purchased Securities is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Trust or the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:
(i)	any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Trust or any of its Subsidiaries; or

(ii)	any change in any matter covered by a statement in respect of the Trust, contained in the Canadian Prospectus, the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus, the U.S. Final Prospectus, any Subsequent Disclosure Documents or any Prospectus Amendment or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)	any other event or circumstance in respect of the Trust or its Subsidiaries, of which it is aware and which:
(iv)	is, or may be, of such a nature as to render the Canadian Prospectus, any Prospectus Amendment or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any of the Securities Laws; or

(v)	results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)	The Trust or the Corporation shall, in good faith, discuss with the Co-Lead Underwriters on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Trust or the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.
6.2 The Trust shall promptly comply, to the reasonable satisfaction of the Underwriters and their counsel, with any applicable filing and other requirements under Securities Laws or the U.S. Securities Act or the rules thereunder arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Securities Laws and under the U.S. Securities Act and the rules thereunder, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws and under the U.S. Securities Act and the rules thereunder, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement, the U.S. Pricing Prospectus or the U.S. Final Prospectus as may be required under applicable Securities Laws or the U.S. Securities Act or the rules thereunder; provided that the Trust shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement, the U.S. Pricing Prospectus or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment, and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement, the U.S. Pricing Prospectus or the U.S. Final Prospectus, such approval not to be unreasonably withheld and to be provided in a timely manner (provided that the Underwriters are able to responsibly execute the certificate required to be executed by them in any such document). The Trust shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement, the U.S. Pricing Prospectus or the U.S. Final Prospectus signed as required by applicable Securities Laws and each Subsequent Disclosure Document in the English and French languages, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement, the U.S. Pricing Prospectus or the U.S. Final Prospectus substantially similar to those referred to in and required by sections 3.1(f) and (g) above.
6.3 The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Trust and the Corporation, jointly and severally, with respect to the Canadian Prospectus, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Trust to the use of the Canadian Prospectus, as amended by such Prospectus Amendments or Subsequent Disclosure Documents, by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and to the use of the U.S. Base Prospectus and the U.S. Final Prospectus, as amended, by the Underwriters in connection with the offer and sale of the Purchased Securities in the United States.
6.4 During the period commencing on the date hereof and ending on the completion of the distribution of the Purchased Securities, the Trust or the Corporation will promptly inform the Underwriters of the full particulars of:
(a)	any request of any Securities Commission or the SEC for any amendment to the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement, any Prospectus Amendment, the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)	the issuance by any Securities Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or any of its Subsidiaries or of the institution or threat of institution of any proceedings for that purpose; or

(c)	the receipt by the Trust or the Corporation of any communication from any Securities Commission, the SEC, the TSX, the NYSE or any other competent authority relating to the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement, any Prospectus Amendment, the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Purchased Securities.
Article 7
Representations, Warranties and Covenants
7.1 Each of the Trust and the Corporation jointly and severally represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:
(a)	each of the Trust and its Subsidiaries has been duly organized and is validly existing under the laws of its jurisdiction of organization and has all requisite trust, corporate or partnership authority, as applicable, and power to carry on its business as described in the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus, and to own or lease and to operate its properties and assets;

(b)	each of the Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Trust and its Subsidiaries, taken as a whole;

(c)	neither the Trust nor the Corporation is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Trust and the Corporation or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under: (i) any term or provision of the Precision Declaration of Trust, the articles, by-laws, trust indenture, partnership agreement or other constating documents of any Subsidiary of the Trust, (ii) any resolutions of the unitholders or trustees of the Trust or the shareholders, partners, unitholders, directors or general partner, as applicable, of any Subsidiary of the Trust, (iii) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Trust or any of its Subsidiaries is a party or by which it or they are bound, or (iv) any judgment, decree, order, statute, rule or regulation applicable to the Trust or any of its Subsidiaries, which default or breach might reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Trust and its Subsidiaries, taken as a whole;

(d)	each of the Trust and the Corporation has full trust or corporate power and authority, as applicable, to enter into this Agreement and to perform its obligations set out herein (including the obligation of the Trust to issue the Purchased Securities) and this Agreement has been duly authorized, executed and delivered by each of the Trust and the Corporation and is a legal, valid and binding obligation of each of the Trust and the Corporation enforceable against it in accordance with its terms subject to the qualifications set out in the opinions of counsel to be delivered pursuant to Section 9.1(f) hereof;

(e)	no consent, approval, authorization, order, permit, licence, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under applicable Securities Laws of the Provinces or which are contemplated as being required to be obtained in this Agreement;

(f)	the Precision Financial Information presents fairly in all material respects the financial condition (and reflects all material liabilities (absolute, accrued, contingent or otherwise)), results of operations and cash flows of the Trust on a consolidated basis as of the dates and for the periods indicated, complies as to form with the applicable accounting requirements of applicable Securities Laws and the U.S. Securities Act and has been prepared in conformity with Canadian generally accepted accounting principles and has been reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F under the U.S. Exchange Act, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Canadian Prospectus, the Registration Statement, the

Disclosure Package or the U.S. Final Prospectus fairly presents, on the basis stated therein, the information included therein;

(g)	the Grey Wolf Financial Information presents fairly in all material respects the financial condition (and reflects all material liabilities (absolute, accrued, contingent or otherwise)), results of operations and cash flows of Grey Wolf on a consolidated basis as of the dates and for the periods indicated, complies as to form with the applicable accounting requirements of applicable Securities Laws and the U.S. Securities Act and has been prepared in conformity with U.S. generally accepted accounting principles and has been reconciled to Canadian generally accepted accounting principles in accordance with applicable Securities Laws, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Canadian Prospectus, the Registration Statement, the Disclosure Package, or the U.S. Final Prospectus fairly presents, on the basis stated therein, the information included therein;

(h)	the pro forma financial statements, including the notes thereto, of the Trust contained in the BAR and incorporated by reference in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and Grey Wolf, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(i)	the financial information and estimates set forth in the Base Prospectus, the Disclosure Package and the U.S. Final Prospectus under the headings “Recent Developments — Acquisition of Grey Wolf, Inc. — Acquisition Cost” and “Consolidated Capitalization”, and in the 2008 Results Release incorporated by reference in such documents, including, where applicable, guidance information and all assumptions, are suitably supported by and consistent with the financial results of the Corporation and have been prepared based on the application of accounting principles consistent with the accounting principles applied in the Trust’s (and where applicable, Grey Wolf’s) financial statements incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus; the financial information contained in the 2008 Results Release fairly presents the information included therein; and the estimates contained in any of the aforementioned documents represent the bona fide estimates of the Trust and the Corporation based on all information available to the Trust and the Corporation;

(j)	KPMG LLP of Calgary, Alberta, Canada, who have audited or reviewed the Precision Financial Information and delivered their reports with respect to the audited Precision Financial Information, are independent chartered accountants with respect to the Trust within the meaning of applicable Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder; and KPMG LLP of Houston, Texas, U.S.A. were independent registered public accountants with respect to Grey Wolf within the meaning of the U.S. Securities Act and the rules and regulations thereunder as of February 28, 2008 and during the period covered by the financial statements on which they reported;

(k)	except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, there are no actions, suits, claims, proceedings or inquiries pending or (to the knowledge of the Trust or the Corporation) threatened against or affecting the Trust or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affect, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Trust and its Subsidiaries, taken as a whole, or which affect or may affect the distribution of the Purchased Securities;

(l)	except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, there has not been any material adverse change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and its Subsidiaries, taken as a whole, from the position set forth in the Financial Information as at and for the year ended December 31, 2007;

(m)	except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, since December 31, 2007, neither the Trust nor any of its Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Trust and its Subsidiaries, taken as a whole;

(n)	the Trust and PDLP have filed with the SEC all documents required to be so filed by them since January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the U.S. Exchange Act and with the Securities Commissions all documents required to be filed since January 1, 2007 under applicable Securities Laws (collectively, the “Precision Reports”). As used in this section 7.1(n), the term “file” shall include any reports on Form 6-K. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Precision Report complied in all material respects with the applicable requirements of the U.S. Exchange Act and other applicable U.S. securities laws, SOX and the rules and regulations thereunder and did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading;

(o)	the aggregate number of Trust Units and Precision Special Voting Units authorized to be issued by the Trust is unlimited. As of the date hereof, there were 160,061,065 issued and outstanding Trust Units and one issued and outstanding Precision Special Voting Unit. As of the date hereof, there are 132,583 issued and outstanding PDLP Exchangeable Units which are exchangeable into Trust Units on the basis of one Trust Unit for each PDLP Exchangeable Unit. Other than (i) the 132,583 issued and outstanding PDLP Exchangeable Units, and (ii) Trust Units issuable pursuant to 73,527 deferred trust units granted to directors of the Corporation, there are no outstanding or authorized securities convertible into Trust Units. All Trust Units and the Precision Special Voting Unit are, and all Trust Units that may be issued as contemplated under this Agreement shall be when issued, duly authorized and validly issued as fully paid and non-assessable Trust Units or Precision Special Voting Units, as the case may be, and are not subject to any pre-emptive rights. 159,535,972 common shares of the Corporation, representing one hundred percent (100%) of the issued and outstanding capital of the Corporation, are owned directly by PDLP. 1,000 shares of Lobos common stock are owned directly by the Trust, and 250,000 shares of Lobos common stock are owned by the Corporation, together representing one hundred percent (100%) of the issued and outstanding capital stock of Lobos;

(p)	all of the outstanding shares, units or other equity interests in the capital of each Subsidiary of the Trust (other than 132,583 PDLP Exchangeable Units) are duly authorized, validly issued, fully paid and non-assessable and are owned, directly or indirectly, by the Trust, and the Trust has no Material Subsidiaries other than the Corporation, Lobos, PDLP, Precision Limited Partnership, Precision Drilling Canada Limited Partnership and Precision Drilling Oilfield Services, Inc.;

(q)	except for 132,583 issued and outstanding PDLP Exchangeable Units which are exchangeable into Trust Units on the basis of one Trust Unit for each PDLP Exchangeable Unit, Trust Units issuable pursuant to 73,527 deferred trust units granted to directors of the Corporation and Trust Units issuable upon conversion of the Grey Wolf Convertible Notes, no person holds any securities convertible or exchangeable into trust units, shares, partnership units or other securities or equity interests of the Trust or any of its Subsidiaries or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued securities of the Trust or any of its Subsidiaries; and other than pursuant to this Agreement, no person has the right to require the Trust or any of its Subsidiaries to register any securities for sale under the Securities Laws or the U.S. Securities Act by reason of the filing of the Prospectus Supplement with any Securities Commission or the filing of the Registration Statement with the SEC or the issuance and sale of the Purchased Securities;

(r)	each of the Trust and PDLP is a “reporting issuer” or has equivalent status in each of the Provinces within the meaning of the Securities Laws in such Provinces. Since December 31, 2007, neither the Trust or PDLP has received any correspondence or notice from a Securities Commission concerning a review of any of the Trust’s or PDLP’s continuous disclosure documents in respect of which any matters remain outstanding;

(s)	no Securities Commission or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Trust or any of its Subsidiaries, no such proceeding is, to the knowledge of the Trust or the Corporation, pending, contemplated or threatened and the Trust is not in material default of any requirement of Securities Laws or of the U.S. Exchange Act, the U.S. Securities Act or the regulations thereunder;

(t)	the issued and outstanding Trust Units are listed and posted for trading on each of the TSX and NYSE and the Trust is in compliance, in all material respects, with all applicable rules and policies of the TSX and NYSE;

(u)	each of the Trust and its Subsidiaries owns or leases or is entitled to own or lease all such assets or properties as are necessary to the conduct of its operations as presently conducted, except such as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(v)	the Trust and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses except where the failure to possess such license, certificate, permit or other authorization would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole, and neither the Trust nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(w)	except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Trust and each of its Subsidiaries have filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole), all such tax returns are complete and correct and the Trust and each of its Subsidiaries have timely paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole; except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, no tax return of the Trust or its Subsidiaries is under audit or examination by any tax authority, no written or, to the knowledge of the Trust or the Corporation, unwritten notice of such an audit or examination has been received by the Trust or its Subsidiaries, and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any taxes due and owing by the Trust or its Subsidiaries;

(x)	no labour problem or dispute with the employees of the Trust’s Subsidiaries exists or, to the knowledge of the Trust or the Corporation, is threatened or imminent and the Trust is not aware of any existing or imminent labour disturbance by the employees of any of its Subsidiaries’ principal suppliers, contractors or customers, in each case that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(y)	the Trust and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Trust or any of its Subsidiaries or their respective businesses, assets, employees, officers, trustees and directors are in full force and effect; the Trust and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Trust or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Trust nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(z)	except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, no Subsidiary of the Trust is currently prohibited, directly or indirectly, from paying (directly or indirectly) any distributions, dividends or interest payments to the Trust, from making any other distribution on such Subsidiary’s capital stock or other ownership interest, from repaying to the Trust any notes, loans or advances to such Subsidiary from the Trust or from transferring any of such Subsidiary’s property or assets to the Trust or any other Subsidiary of the Trust, in each case in any material respect;

(aa)	the Trust has not entered into or modified any loans or arrangements with its officers or trustees or the directors or officers of the Corporation in violation of Section 402 of SOX. The Trust has established and maintains disclosure controls and procedures and internal control over financial reporting (within the meaning

Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act and applicable Securities Laws). The Trust’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Trust in the reports that it files under the U.S. Exchange Act or applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC or the applicable Securities Commissions and that all such material information is accumulated and communicated to the management of the Corporation, in its capacity as administrator of the Trust, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX and applicable Securities Laws. The management of the Corporation, in its capacity as administrator of the Trust, has completed its assessment of the effectiveness of the Trust’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX and the applicable Securities Laws for the year ended December 31, 2007, and such assessment concluded that such controls were effective. To the knowledge of the Trust and the Corporation, the Trust has disclosed, based on its most recent evaluations, to the Trust’s outside auditors and the audit committee of the Corporation’s board of directors (i) all significant deficiencies in the design or operation of internal control over financial reporting and any material weaknesses, that have more than a remote chance to materially adversely affect Precision’s ability to record, process, summarize and report financial data (as defined in Rule 13a-15(f) of the U.S. Exchange Act and applicable Securities Laws) and (ii) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Trust’s internal controls over financial reporting;

(bb)	since January 1, 2007, to the knowledge of the Trust and the Corporation, neither the Trust nor any of its Subsidiaries nor any trustee, director, officer, employee, auditor, accountant or representative of the Trust or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Trust or any of its Subsidiaries, including any material complaint, allegation, assertion or claim that the Trust or any of its Subsidiaries has a “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof), in the Trust’s internal control over financial reporting;

(cc)	the Trust and its Subsidiaries are (i) in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(dd)	each of the Trust and its Subsidiaries has fulfilled its obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974 (“ERISA”) and the regulations and published interpretations thereunder with respect to each “plan” (as defined in Section 3(3) of ERISA and such regulations and published interpretations) in which employees of the Trust and its Subsidiaries are eligible to participate and each such plan is in compliance in all material respects with the presently applicable provisions of ERISA and such regulations and published interpretations. The Trust and its Subsidiaries have not incurred any unpaid liability to the Pension Benefit Guaranty Trust (other than for the payment of premiums in the ordinary course) or to any such plan under Title IV of ERISA;

(ee)	each of the Trust and its Subsidiaries has fulfilled all material obligations, if any, under all pension plans (including any supplemental pension arrangement) and retirement allowances and plans, health and welfare plans, employee savings and similar plans, and each such plan is in compliance and has been administered in all material respects with all applicable laws. All such plans that are registered pension plans are in full compliance with all investment, administration, solvency and funding requirements under applicable Canadian federal and provincial pension standards and tax laws, no event has occurred which could give rise to a partial or full termination of any such plan, no improper withdrawals or application of plan assets have been made, no governmental authority has imposed any restrictions on the payment or settlement of benefits under such plans, no solvency funding relief has been applied for or is expected to be applied for except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus. All other such plans are fully funded or secured except as disclosed in the Canadian Prospectus, the Disclosure Package and U.S. Final Prospectus, and no events have occurred which could give rise to immediate or accelerated funding of such other plans. The Trust and its Subsidiaries have not received any claim or demand in respect of any employee plan except for routine claims for benefits and no claims are anticipated;

(ff)	except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Trust and each Subsidiary has good and sufficient title to all items of real property and improvements and to all equipment and personal property owned by each of them, in each case free and clear of any security interests, liens, encumbrances, duties, claims and other defects, and the real property, improvements, equipment and personal property held under lease by the Trust or any Subsidiary are held under valid, subsisting and enforceable leases, except in each case as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(gg)	except for any rights, infringement, action, suit, proceeding or claim that may exist that would not, individually or in the aggregate, cause a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole: (i) the Trust and its Subsidiaries own, possess, license or have other rights to use, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Trust’s and its Subsidiaries’ business as now conducted; (ii) there are no rights of third parties to any such Intellectual Property; (iii) to the knowledge of the Trust and the Corporation, there is no material infringement by third parties of any such Intellectual Property; (iv) there is no pending or, to the knowledge of the Trust or the Corporation, threatened action, suit, proceeding or claim by others challenging the rights of the Trust or any of its Subsidiaries in or to any such Intellectual Property; (v) there is no pending or, to the knowledge of the Trust, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Trust and the Corporation are unaware of any facts which would form a reasonable basis for any such claim; and (vi) there is no pending or, to the knowledge of the Trust or the Corporation, threatened action, suit, proceeding or claim by others that the Trust infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others;

(hh)	when issued, all of the Purchased Securities will have been duly and validly created, allotted and issued as fully paid and non-assessable;

(ii)	Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Trust Units in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Trust Units in the United States;

(jj)	the Trust is not and, after giving effect to the offering and sale of the Firm Securities and, if applicable, the Option Securities and the application of the proceeds as described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(kk)	neither the Trust nor the Corporation is a “passive foreign investment company” within the meaning of Section 1297 of the Code, and neither the Trust nor the Corporation is a “controlled foreign corporation” within the meaning of Section 957 of the Code. The Trust Units will qualify as common stock under the Code and applicable Treasury Regulations and the Trust is, and expects to be at all times after the completion of the transactions contemplated hereby, a “qualified foreign corporation” under Section 1(h) of the Code and the applicable Treasury Regulations;

(ll)	the Trust is, and at all times since its formation has been, a “mutual fund trust” and a “unit trust” and the Trust is not a “SIFT” trust, all within the meaning of the Income Tax Act. PDLP is, and at all times since its formation has been a “Canadian partnership” and PDLP is not a “SIFT partnership”, each within the meaning of the Income Tax Act. The completion of the issuance and sale of the Purchased Securities hereunder shall not cause the Trust to cease to be a “mutual fund trust” and a “unit trust” or to become a “SIFT” trust, or cause PDLP to cease to be a “Canadian partnership” or to become a “SIFT partnership”, all within the meaning of the Income Tax Act;

(mm)	the Trust has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws, or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Trust to facilitate the sale or resale of the Purchased Securities;

(nn)	there is no contract, agreement or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Canadian Prospectus or the U.S. Final Prospectus, or to be filed together with or as an exhibit thereto, which is not described or filed as required; and the statements in the Base Prospectus, the Disclosure Package and the U.S. Final Prospectus under the headings “Description of Trust Units” and “Material Debt”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(oo)	the Trust will promptly file all reports required to be filed by it with the Securities Commissions under applicable Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Purchased Securities, and during such same period will advise the Co-Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Purchased Securities, of the suspension of the qualification of such Purchased Securities for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Trust or the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Base Prospectus, the Canadian Prospectus, the U.S. Pricing Prospectus or the U.S. Final Prospectus or for additional information relating to the Purchased Securities; and the Trust will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the

Purchased Securities or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(pp)	as soon as reasonably practicable, the Trust will make generally available to its security holders an earnings statement or statements of the Trust and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(qq)	the statistical, industry-related and market-related data included in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus are based on or derived from sources which the Trust and the Corporation reasonably and in good faith believe are reliable and accurate, and such data agree with the sources from which they are derived in all material respects;

(rr)	no forward looking statement within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act contained in the U.S. Final Prospectus, the Disclosure Package, the Registration Statement, or any other document filed with the SEC was made with actual knowledge by the Trust or the Corporation that the statement was false or misleading, and no forward-looking information within the meaning of Securities Laws contained in the Canadian Prospectus, has been made or reaffirmed by the Trust or the Corporation without a reasonable basis or has been disclosed other than in good faith;

(ss)	the operations of the Trust and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Trust or any or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Trust’s or the Corporation’s knowledge, threatened;

(tt)	neither the Trust nor the Corporation nor, to the Trust’s or the Corporation’s knowledge, as the case may be, any director, officer, agent, employee or affiliate of the Trust or the Corporation is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Trust and the Corporation will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC; and

(uu)	neither the Trust nor any of its Subsidiaries nor any director, officer, agent, employee or affiliate of the Trust or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Trust, its Subsidiaries and its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
7.2 Each of the Trust and the Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Trust from the Underwriters from the sale of the Purchased Securities will be used for the purposes described or to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.
7.3 Except as contemplated by this Agreement, during the period commencing on the date hereof and ending on the date which is 90 days from the Closing Date (the “Lock-Up Period”), neither the Trust nor any Subsidiary will, without the prior written consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Trust Units, PDLP Exchangeable Units or other equity securities, or securities convertible or exchangeable into Trust Units, PDLP Exchangeable Units or other equity securities, or publicly announce its intention to do so or file a registration statement with the SEC in respect thereof, and except pursuant to the (i) deferred trust unit plan for non-management directors of the Corporation that was approved by Unitholders on May 9, 2007, (ii) issuance of Trust Units upon the exchange of currently outstanding PDLP Exchangeable Units, and (iii) unitholder rights plan between the Trust and Computershare Trust Company of Canada dated as of March 9, 2007; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Trust releases earnings results or publicly announced material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Trust publicly announced that it will release earnings results during the 15 day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18 day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Co-Lead Underwriters waive, in writing, such extension, which waiver shall not be unreasonably withheld, and the Trust will provide the Co-Lead Underwriters with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.
7.4 Unless the Trust and the Co-Lead Underwriters otherwise agree in writing, neither the Trust nor the Corporation nor any Underwriter has made and none of them will make any offer relating to the Purchased Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses, if any, included in Annex D hereto and in respect of any electronic roadshow furnished to the Co-Lead Underwriters prior to first use and not objected to by the Co-Lead Underwriters. Any such free writing prospectus consented to by the Co-Lead Underwriters, the Trust or the Corporation, as applicable, is hereinafter referred to as a “Permitted Free Writing Prospectus.” Each of the Trust and the Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.
Article 8
Closing
8.1 The closing of the purchase and sale of the Firm Securities shall take place at the Closing Time at the offices of Bennett Jones LLP in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Trust and the Co-Lead Underwriters.
8.2 The closing of the purchase and sale of any Option Securities shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Co-Lead Underwriters to the Trust of the Underwriters’ determination to purchase that number of Option Securities specified in such notice. The closing of the purchase and sale of any Option Securities shall be completed at the offices of Bennett Jones LLP in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Trust and the Co-Lead Underwriters. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Securities shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Securities at the Closing Time on the Option Closing Date.
8.3 At the Closing Time, the Trust shall deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, a certificate or certificates representing the Purchased Securities registered in the name of “CDS & Co.” or in such other name or names as the Co-Lead Underwriters may notify the Trust not less than one business day before the Closing Date. The Co-Lead Underwriters shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Purchased Securities to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Purchased Securities are to be allocated in the book-based system. The delivery of the certificate or certificates to CDS shall be made against payment by the Underwriters to the Trust of the aggregate purchase price for the Purchased Securities purchased by the Underwriters.

8.4 At the Closing Time, the Trust shall pay the Underwriting Fee to the Underwriters by wire transfer in immediately available funds as directed by the Underwriters, provided that payment of the Underwriting Fee may be made and satisfied by the Underwriters deducting the amount of the Underwriting Fee from the purchase price for the Purchased Securities to be paid by the Underwriters to the Trust at the Closing Time.
Article 9
Conditions Precedent
9.1 The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions each of the Trust and the Corporation jointly and severally covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:
(a)	the Underwriters shall have received a certificate of the Trust, dated the Closing Date, signed on behalf of the Trust by the President and Chief Executive Officer and the Chief Financial Officer of the Corporation, as administrator on behalf of the Trust, or such other senior officers of the Corporation satisfactory to the Underwriters, certifying that:
(i)	the Trust has complied with and satisfied in all material respects all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Trust contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)	no event of a nature referred to in section 10.1(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of section 10.1(b) hereof any requirement of an Underwriter to make a determination as to whether or not any event or change has, in the Underwriter’s opinion, had or would have the effect specified therein); and

(iv)	there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its Subsidiaries (taken as a whole) from that disclosed in the Canadian Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,
and the Underwriters shall have no knowledge to the contrary;

(b)	the Underwriters shall have received a certificate of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and its Chief Financial Officer or such other senior officers satisfactory to the Underwriters, certifying that:
(i)	the Corporation has complied with and satisfied in all material respects all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)	no event of a nature referred to in section 10.1(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of section 10.1(b) hereof any requirement of an Underwriter to make a determination as to whether or not any event or change has, in the Underwriter’s opinion, had or would have the effect specified therein); and

(iv)	there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its subsidiaries (taken as a whole) from that disclosed in the Canadian Prospectus or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,
and the Underwriters shall have no knowledge to the contrary;

(c)	the Trust shall have furnished to the Underwriters evidence that the Purchased Securities have been conditionally approved for listing and trading on the TSX and the NYSE and that the Purchased Securities will be posted for trading on the TSX and the NYSE on the Closing Date, subject to customary filings;

(d)	the Underwriters shall have received a comfort letter of the Trust’s auditors, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters of such auditors referred to in section 3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(e)	the Underwriters shall have received a comfort letter of Grey Wolf’s auditors, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters of such auditors referred to in section

3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(f)	the Underwriters shall have received legal opinions, dated the Closing Date, from Mayer Brown LLP, U.S. counsel for the Trust, to the effect set forth in Annex A hereto, from Bennett Jones LLP, Canadian counsel for the Trust, to the effect set forth in Annex B hereto, from Felesky Flynn LLP, Canadian tax counsel for the Trust, to the effect set forth in Annex C hereto, from Shearman & Sterling LLP, U.S. counsel for the Underwriters, with respect to the issuance and sale of the Purchased Securities in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, and from Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, with respect to the issuance and sale of the Purchased Securities in Canada, the Canadian Prospectus and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust and that counsel for the Underwriters and counsel for the Trust may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(g)	the Underwriters shall have received written confirmation from the Trust’s registrar and transfer agent of the number of Trust Units issued and outstanding as of the day immediately prior to the Closing Date;

(h)	the Financial Industry Regulatory Authority, Inc. shall not have raised any objections with respect to the fairness or reasonableness of the underwriting, or other arrangements or transactions, contemplated hereby; and

(i)	prior to the Closing Time, the Trust and the Corporation shall have furnished to the Co-Lead Underwriters such further information, certificates and documents as the Co-Lead Underwriters may reasonably request.
Article 10
Termination
10.1 In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their respective obligations under this Agreement, without any liability on their part, if prior to the Closing Time:
(a)	any order to cease or suspend trading in any securities of the Trust, or prohibiting or restricting the distribution of the Purchased Securities is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities has been issued, or proceedings are announced or commenced or, to the Trust’s or the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)	any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust is announced or commenced or any order is issued by any Securities Commission, the SEC or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them), the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading or distribution of the Purchased Securities;

(c)	the Trust or the Corporation shall be in breach of, default under or non-compliance in any material respect with any representation, warranty, covenant, term or condition of this Agreement;

(d)	(i) there shall occur any change as is contemplated in section 6.1 hereof (other than a change related solely to the Underwriters) or, (ii) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Trust Units;

(e)	(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or (ii) there will have been any attack on, outbreak or escalation of hostilities or acts of terrorism involving Canada or the United States, any declaration of war by Canada or the United States or any other substantial national or international calamity or emergency, either of which, in the opinion of the Underwriters (or any one of them), acting reasonably, (A) materially adversely affects or involves, or will materially adversely affect or involve the financial markets in Canada or the United States or the business, operations or affairs of the Trust and its Subsidiaries (taken as a whole); or (B) is expected to prevent, suspend or materially restrict the trading in the Purchased Securities;

(f)	there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would reasonably be expected to have a material adverse effect on the market price or value of the Purchased Securities; or

(g)	there should occur any suspension of trading in securities generally on the NYSE or the TSX (other than a suspension caused solely, without any external factors, by a technical or computer malfunction at the NYSE or TSX, as applicable) or limitation on prices (other than limitations on hours or numbers of days of trading) for securities on either such exchange.
Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Trust at any time prior to the Closing Time. In the event of a termination by any of the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the other Underwriters or of the Trust or the Corporation to such Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Trust as shall previously have been incurred and any liability of the Trust and the Corporation to such Underwriters which may have arisen or may thereafter arise under Article 12 hereof.
Article 11
Conditions
11.1 All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Securities by notice in writing to that effect given to the Trust and the Corporation at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.
Article 12
Indemnification and Contribution
12.1 Each of the Trust and the Corporation (collectively, the “Indemnitors”) shall jointly and severally indemnify and hold harmless each of the Underwriters and their affiliates and their respective directors, officers, shareholders, agents and employees and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Purchased Securities), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:
(a)	any information or statement (except any information and statements relating solely to the Underwriters which has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Canadian Prospectus or any Prospectus Amendment or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;
(b)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Disclosure Package, any U.S. Preliminary Prospectus any Issuer Free Writing Prospectus, the U.S. Base Prospectus, the U.S. Final Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Purchased Securities or any of them in any of the Provinces or in the United States;

(d)	the Trust not complying with any requirement of applicable Securities Laws or U.S. securities laws in connection with the transactions contemplated herein; and

(e)	any breach of, default under or non-compliance by the Trust or the Corporation with any representation, warranty, term or condition of this Agreement.
12.2 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitors shall jointly and severally contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the distribution of the Purchased Securities; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Trust or the Corporation on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Trust on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Purchased Securities received by the Trust is to the Underwriting Fee received by the Underwriters. The relative fault of the Trust or the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Trust or the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2. Notwithstanding the provisions of this section 12.2, (i) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation, and (ii) no person who has engaged in fraud, wilful misconduct or gross negligence shall be entitled to contribution from any person who was not guilty of such fraud, wilful misconduct or gross negligence.
12.3 If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Trust and the Underwriters of the nature of such claim (provided that any failure to so notify the Trust promptly shall relieve the Trust and the Corporation of liability under this Article 12 only to the extent that such failure prejudices the Trust’s or the Corporation’s ability to defend such claim), and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld), and no admission of liability or settlement shall be made by the Trust or the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party (and in the case of a settlement, such consent not to be unreasonably withheld). An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Trust; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Trust or the Corporation and the Indemnified Party shall have received a written opinion from counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust or the Corporation and representation of the Indemnified Party by the same counsel would be inadvisable due to the actual or potential differing interests between them (in which case, if such Indemnified Party notifies the Trust in writing that it elects to employ separate counsel at the expense of the Trust, the Trust shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Trust and the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). It is the intention of the Trust and the Corporation to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter of the covenants of the Trust and the Corporation under sections 12.1 and 12.2 hereof with respect to the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.
12.4 The Trust and the Corporation agree that in case any legal proceedings or investigation shall be brought against or initiated against the Trust or the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Trust by one or more of the Underwriters, the Trust agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a normal per diem basis and out-of-pocket expenses) in connection therewith.
12.5 The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.
Article 13
Expenses
13.1 Whether or not the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Purchased Securities shall be borne by the Trust, including, without limitation, reasonable expenses payable in connection with the qualification of the Purchased Securities for distribution in the Provinces and in the United States; the preparation, printing, issuance and delivery of certificates for the Purchased Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Purchased Securities; if applicable, any registration or qualification of the Purchased Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Purchased Securities; all other costs and expenses of the Trust and the Corporation and their representatives incident to the performance by the Trust and the Corporation of their obligations hereunder; the fees and expenses of counsel and auditors for the Trust; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Canadian Prospectus, the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, and the Underwriters’ out-of-pocket expenses and the reasonable fees and expenses of counsel for the Underwriters. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by the Trust immediately upon receiving an invoice containing reasonable detail therefor from the Underwriters.
Article 14
Several Obligations
14.1 The Underwriters’ obligations to purchase the Purchased Securities at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Purchased Securities to be purchased at that time:

RBC Dominion Securities Inc.	33.0%
Deutsche Bank Securities Inc.	33.0%
TD Securities Inc.	20.0%
HSBC Securities (Canada) Inc.	8.0%
Cormark Securities Inc.	2.0%
FirstEnergy Capital Corp.	2.0%
Tristone Capital Inc.	2.0%

100%

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Purchased Securities to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Purchased Securities set out opposite their name above.
14.2 If one or more of the Underwriters fails to purchase its or their applicable percentage of the Purchased Securities at the Closing Time, and if the aggregate number of Purchased Securities not purchased is:

(a)	less than or equal to 10% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)	greater than 10% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Purchased Securities, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the defaulting Underwriter or Underwriters;
and the remaining Underwriters shall also have the right, by notice in writing to the Trust, to postpone the Closing Time for a period not exceeding two business days.
14.3 In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust and the Corporation on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.
14.4 Nothing in this Article 14 shall obligate the Trust to sell to any or all of the Underwriters less than all of the Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Trust or the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust of its obligations under this Agreement, there shall be no further liability on the part of the Trust to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.
Article 15
Co-Lead Underwriters
15.1 All steps that must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 10, Article 12, and Article 14 hereof may be taken by the Co-Lead Underwriters on the Underwriters’ behalf, and this Agreement is the Trust’s and the Corporation’s authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters with respect to any such steps on their behalf. Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.
Article 16
Notices
16.1 Any notices or other communication to be given hereunder shall:

(a)	in the case of notice to the Trust or the Corporation, be addressed to the attention of the Chief Financial Officer of the Corporation, with a copy to the attention of the General Counsel of the Corporation, at the address on page 1 hereof (facsimile: (403) 716-4988); and

(b)	in the case of notice to the Underwriters, be addressed as follows:

RBC Dominion Securities Inc. Bankers Hall West 888 — 3rd Street S.W. Suite 1100 Calgary, Alberta T2P 5C5

Attention: Jim McKee Managing Director Facsimile: (403) 299-6900

Deutsche Bank Securities Inc. 60 Wall Street, 4th Floor New York, NY 10005

Attention: ECM Syndicate Desk Facsimile: (212) 797-9344

with a copy to the General Counsel Facsimile: (212) 797-4564
Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.2 (a)	By the execution and delivery of this Agreement, each of the Trust and the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Lobos (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Purchased Securities, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Trust and the Corporation shall be deemed in every respect effective service of process upon the Trust or the Corporation, as applicable, in any such suit or proceeding. Each of the Trust and the Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Purchased Securities shall be outstanding.

(b)	Each of the Trust and the Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Trust or the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the federal courts of the United States or the courts of the state of New York, in each case located in the Borough of Manhattan in the City of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Trust or the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this section 16.2 shall survive any termination of this Agreement, in whole or in part.
Article 17
Miscellaneous
17.1 Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.
17.2 The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Purchased Securities.
17.3 Time shall be of the essence of this Agreement.
17.4 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.
17.5 If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6 Each of the Trust and the Corporation acknowledges and agrees that (i) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Trust and the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Trust or the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Trust or the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Trust or the Corporation on other matters) or any other obligation to the Trust or the Corporation except the obligations expressly set forth in this Agreement and (iv) the Trust and the Corporation have consulted its own legal and financial advisors to the extent it deemed appropriate. Each of the Trust and the Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Trust or the Corporation, in connection with such transaction or the process leading thereto.
17.7 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.
17.8 The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Trust and the Corporation with respect to the subject matter hereof.
17.9 The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Corporation, in its capacity as administrator of the Trust, any of the trustees of the Trust or any of the unitholders of the Trust or any annuitant under a plan of which a unitholder of the Trust is a trustee or carrier and that any recourse against the Trust, the Corporation (in its capacity as administrator of the Trust), any of the trustees of the Trust or any of the unitholders of the Trust or annuitant in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the “Trust Assets” as defined in the Trust’s Declaration of Trust.
17.10 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
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If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Co-Lead Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and issue and sale by the Trust of the Purchased Securities on the terms set out herein. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

RBC DOMINION SECURITIES INC.		DEUTSCHE BANK SECURITIES INC.

By:	“James S. McKee”	By:	“Brad Miller”

		By:	“Edward Bryant”

TD SECURITIES INC.

By:	“Scott Davis”

HSBC SECURITIES (CANADA) INC.

By:	“Rod A. McIsaac”

CORMARK SECURITIES INC.		FIRSTENERGY CAPITAL CORP.		TRISTONE CAPITAL INC.

By:	“Ryan A. Shay”	By:	“Jamie N. Ha”	By:	“Arun Chandrasekaran”

Accepted and agreed to on February 9, 2009.

PRECISION DRILLING TRUST, by its administrator, PRECISION DRILLING CORPORATION

Per:	“Kevin A. Neveu”

Per:	“Douglas J. Strong”

PRECISION DRILLING CORPORATION

Per:	“Kevin A. Neveu”

Per:	“Douglas J. Strong”

ANNEX A
Opinion of Mayer Brown LLP
(i) Each subsidiary listed on Schedule A hereto (individually a “U.S. Subsidiary” and collectively the “U.S. Subsidiaries”) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is chartered or organized. The U.S. Subsidiaries indicated on Schedule A hereto have all necessary corporate power and authority to own and hold their respective properties and conduct their respective businesses as described in the U.S. Final Prospectus and the Disclosure Package. The Corporation is the registered owner of 250,000 common shares of Lobos common stock and the Trust is the registered owner of 1,000 common share of Lobos common stock, which together represent all of the issued and outstanding common stock of Lobos and all of which have been duly authorized and validly issued as fully paid and non-assessable.
(ii) Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of Alberta and other requirements of Canadian law, the Registration Statement and the U.S. Final Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which we express no opinion) appear on their face to be appropriately responsive as to form in all material respects to the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act (the “Rules and Regulations”); the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.
(iii) No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Trust under any Applicable Law for the issuance or sale of the Purchased Securities or the performance by the Trust of its obligations under the Underwriting Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.
(iv) The Trust is not and, after giving effect to the offering and the sale of the Purchased Securities and the application of their proceeds as described in the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.
(v) The statements in the Disclosure Package and the U.S. Final Prospectus under the caption “United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects.
(vi) The issuance and sale of the Purchased Securities by the Trust, the compliance by the Trust with all of the provisions of the Underwriting Agreement and the performance by the Trust of its obligations thereunder will not (i) result in a violation of the charter or by-laws of the U.S. Subsidiaries, (ii) breach or result in a default under any agreement, indenture or instrument listed on Schedule B hereto, or (iii) violate any United States federal or New York State statute, law, rule, or regulation known to us to be applicable to the offering of the Purchased Securities or, to our knowledge, any judgment, order or decree of any United States federal or New York State court or arbitrator , except where, in the case of (ii) and (iii) above, the breach would not have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust and its subsidiaries, taken as a whole.
(vii) The Trust Units are listed and posted for trading on the NYSE and the NYSE has conditionally approved the listing and posting for trading of the Purchased Securities.
(viii) The form of the definitive certificate representing the Purchased Securities complies with the rules of the NYSE.
In rendering such opinion, such counsel may state that insofar as the opinion set forth in paragraph (ii) addresses the U.S. Final Prospectus and the documents incorporated by reference therein, and insofar as such documents were prepared, entirely or in large part, in accordance with the requirements of the securities laws, rules and regulations of the Province of Alberta as interpreted and applied by the Securities Commissions and other requirements of Canadian law, such counsel does not express any opinion with respect to the compliance of such documents with such requirements.
Such counsel will state in a separate letter that they have participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and in conferences with officers and other representatives of the Trust, representatives of the independent chartered accountants for the Trust, the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and related matters were discussed. Given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, we have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in any of them, and have made no independent check or verification thereof. Subject to the foregoing and in the course of such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Trust), no facts came to our attention that caused us to believe that (a) the Registration Statement, at its effective date and on the date of the Underwriting Agreement, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the U.S. Final Prospectus, as of the date the U.S. Final Prospectus was issued and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the Disclosure Package, as of the Initial Sale Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In each case, we do not express any belief as to (i) financial statements, financial statement schedules and other financial and statistical information or data included or incorporated by reference in or omitted from the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or (ii) discussions of the regulation of the Trust’s business under the federal and provincial laws of Canada in documents filed with the Securities Commissions or filed with the SEC and incorporated by reference in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus.

SCHEDULE A
TO ANNEX A
U.S. SUBSIDIARIES DIRECTLY OR INDIRECTLY OWNED BY
PRECISION DRILLING TRUST
Name
Texas
DI Energy, Inc.
Di/Perfensa, Inc. 100%
Grey Wolf Drilling Company LLP
Grey Wolf International, Inc.
Precision Drilling Oilfield Services Corporation
Delaware
Kenting, Inc.
Murco Drilling Corp.
Precision Drilling, Inc.
Precision Drilling Oilfield Services, Inc.
Nevada
Grey Wolf Holdings Company
Grey Wolf Mexico Holdings LLC
Louisiana
Grey Wolf LLC
California
Precision Bolting, Inc.

SCHEDULE B

TO ANNEX A
1.	Credit agreement providing for the Secured Facility (as defined in the Base Prospectus);

2.	Credit agreement providing for the Bridge Facility (as defined in the Base Prospectus);

3.	Indenture providing for the issuance of Grey Wolf’s 3.75% Notes (as defined in the Base Prospectus); and

4.	Indenture providing for the issuance of Grey Wolf’s Floating Rate Notes (as defined in the Base Prospectus).

ANNEX B

Opinion of Bennett Jones LLP
(a)	The Trust exists under the laws of Alberta and the trustees of the Trust have all requisite power and authority to perform the obligations and to own the assets of the Trust;

(b)	each of 1194312 Alberta Ltd., PDLP and the Corporation (individually a “Canadian Subsidiary” and collectively the “Canadian Subsidiaries”) is a corporation or partnership, as applicable, duly incorporated or formed and is validly existing under the laws of the jurisdiction of its incorporation or formation and has all corporate or partnership power to conduct its business as described in the Prospectus and to own its assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(c)	each of the Trust and the Corporation has the requisite power and authority to enter into and deliver the Underwriting Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Underwriting Agreement has been duly authorized, executed and delivered by the Trust and the Corporation, and such agreement is a legal, valid and binding agreement of the Trust and the Corporation and is enforceable against the Trust and the Corporation in accordance with its terms under the laws of the Province of Alberta or the federal laws of Canada applicable therein (the “Applicable Law”) subject to the usual qualifications on enforceability;

(d)	all necessary actions have been taken by the Trust to validly allot and issue to the Underwriters the Purchased Securities and to grant the Over-Allotment Option;

(e)	the Trust is the registered holder of all issued and outstanding securities of PDLP, other than the PDLP Exchangeable Units, and all of the securities of 1194312 Alberta Ltd., and PDLP is the registered holder of all issued and outstanding securities of the Corporation;

(f)	the attributes and characteristics of the Purchased Securities conform in all material respects with the descriptions thereof in the Canadian Prospectus;

(g)	the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units;

(h)	the • Trust Units delivered under the Underwriting Agreement have been validly issued as fully paid and non-assessable trust units in the capital of the Trust;

(i)	the execution and delivery by each of the Trust and the Corporation of, and the performance by each of the Trust and the Corporation of its obligations under the Underwriting Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of the Corporation, (ii) any provisions of the Precision Declaration of Trust, (iii) any resolution of the trustees, directors (or any committee thereof), unitholders or shareholders of the Trust or the Corporation, as applicable, (iv) Applicable Law applicable to the offering of the Purchased Securities, (v) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement to which the Trust, the Corporation or any other Canadian Subsidiary is a party, or by which it is bound, of which such counsel is aware, or, (vi) to the knowledge of such counsel, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Trust, the Corporation or the other Canadian Subsidiaries except in the case of (iv), (v) or (vi), such contraventions conflicts, breaches, violations, liens, charges and encumbrances that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust and its subsidiaries, taken as a whole;

(j)	no consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Trust and the Corporation of the Underwriting Agreement or the consummation by the Trust and the Corporation of the transactions contemplated therein, except such as may have been made or obtained;

(k)	each of the Trust and PDLP is a “reporting issuer”, or its equivalent, in each of the Provinces and it is not listed as in default of any requirement of the Securities Laws in any of the Provinces in those jurisdictions where such lists are maintained;

(l)	each of the Trust and the Corporation have the necessary power and authority to execute and deliver each of the Base Prospectus, the Canadian Preliminary Prospectus and the Prospectus Supplement and all necessary action has been taken by each of the Trust and the Corporation to authorize the execution and delivery by it of each of the Base Prospectus, the Canadian Preliminary Prospectus and the Prospectus Supplement and the filing thereof, as the case may be, in each of the Provinces in accordance with applicable Securities Laws;

(m)	the Trust Units are listed and posted for trading on the TSX and the TSX has conditionally approved the listing of the Purchased Securities;

(n)	all laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities in such province have been complied with;

(o)	all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Securities Laws of each of the Provinces in order to qualify the Purchased Securities for distribution and sale to the public in each of such Provinces by or through investment dealers and brokers duly registered under the applicable laws of such Provinces who have complied with the relevant provisions of such Securities Laws;

(p)	Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Trust Units;

(q)	the form of the definitive certificate representing the Purchased Securities complies with the provisions of the Precision Declaration of Trust, applicable law and the rules of the NYSE and has been duly approved by the Trust;

(r)	the submission by the Trust to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States of America sitting in The City of New York, contained in the Underwriting Agreement, would be recognized and given effect by the courts of the Province of Alberta as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Underwriting Agreement, respecting service of process on the Trust are complied with; and

(s)	the courts in the Province of Alberta would recognize the appointment by the Trust and the Corporation of Lobos as its agent for service of process in the United States of America under the Underwriting Agreement.
Such counsel will state separately that such counsel has participated in the preparation of the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement and the U.S. Final Prospectus in connection with the offering of the Purchased Securities and in conferences with officers and other representatives of the Trust, representatives of the independent chartered accountants of the Trust and representatives of the Underwriters, at which the contents of the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement and the U.S. Final Prospectus and related matters were discussed. Although such counsel need assume no responsibility for, nor make any special inquiry or independent investigation in respect of, the accuracy, completeness or fairness of statements of fact contained in the Base Prospectus, the Canadian Preliminary Prospectus, the Prospectus Supplement and the U.S. Final Prospectus (including the documents incorporated by reference therein), except as expressly stated herein, on the basis of and relying upon the foregoing, such counsel confirms that no facts have come to their attention that have caused them to believe that (a) the Canadian Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data, as to which such counsel need express no opinion), as of the date of the Prospectus Supplement and at the Closing Date, contained or contain an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (b) as of the Initial Sale Time, the Canadian Preliminary Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data, as to which such counsel need express no opinion) contained an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (c) they do not know, without any special inquiry or independent investigation, of any documents of a character required to be incorporated by reference into the Canadian Prospectus and the U.S. Final Prospectus or required to be described in the Canadian Prospectus and the U.S. Final Prospectus which are not incorporated by reference or described therein as required. For the purpose of this opinion “material fact” means when used in relation to securities issued or proposed to be issued means a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the securities.
In giving the opinions described above, such counsel may (A) state that the opinions above are limited to the laws of the Province of Alberta and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Trust and public officials. In addition, in connection with the belief expressed above, such counsel may assume that the term “material fact” has the same interpretation under United States law as the same has under the securities laws of the Provinces.

ANNEX C

Opinion of Felesky Flynn LLP
(a)	based on reliance on a certificate of the Chief Financial Officer of Precision Drilling Corporation, a copy of which certificate has been delivered to Felesky Flynn LLP and Blake, Cassels & Graydon LLP today, and subject to the comments and assumptions contained under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement being correct on the Closing Date, the Purchased Securities will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “registered disability savings plans”, “deferred profit sharing plans”, “registered education savings plans” and “tax-free savings accounts”;

(b)	the statements in the Prospectus Supplement under the caption “Canadian Federal Income Tax Considerations”, with respect to Canadian federal income tax fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto;

(c)	based on reliance on a certificate of the Chief Financial Officer of Precision Drilling Corporation, a copy of which certificate has been delivered to Felesky Flynn LLP and Blake, Cassels & Graydon LLP today, and subject to the comments and assumptions contained under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement being correct on the Closing Date, the Purchased Securities are eligible for investment as set forth under the caption “Eligibility for Investment”; and

(d)	no withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of any commission or fee to be paid by the Trust pursuant to this Agreement to an Underwriter that is not resident in Canada for purposes of the Income Tax Act (Canada), provided that such Underwriter deals at arm’s length with the Trust (as such term is understood for purposes of the Income Tax Act (Canada)), any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

ANNEX D
None

ANNEX E

Pricing Terms included in Disclosure Package:
Number of Firm Securities:		46,000,000
Number of Option Securities:		6,900,000
Offering Price per Share:	U.S.$	3.75